SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K/A
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September 2005
EKSPORTFINANS ASA
(Translation of registrant’s name into English)
Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40 F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

SIGNATURES
EXHIBIT INDEX
EXHIBIT 99.1

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 29, 2006

EKSPORTFINANS ASA
By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

EXHIBIT INDEX
     The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description
99.1	Financial statements (unaudited), including discussions and analysis thereof, of Eksportfinans ASA for the six months ended June 30, 2005 including supplemental information to that furnished on Form 6-K on August 12, 2005 relating to restated U.S. GAAP reconciliations, per share data, statement of cash flows, an enumeration of recent debt issuances, commitments and contingent liabilities and other matters.

This Form 6-K/A and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-112973 and Registration Statement No. 333-124095.
The purpose of this amended interim report on Form 6-K/A dated August 29, 2006 is to make corrections to “Discussion of Q2 2005 and Recent Developments — U.S. GAAP” on page 8 of this document and Note 2 to the consolidated financial statements included in the interim report. Note 2 explains the nature of these changes. No other part of this interim report is being amended, and the filing of this amended interim report should not be understood to mean that any statements contained herein are true or complete as of any date subsequent to September 8, 2005, the filing date of Eksportfinans’ interim report on Form 6-K/A for the six months ended June 30, 2005 with U.S. GAAP reconciliations, except insofar as a statement in the changed items expressly refers to a later occurring event.

Presentation of information
In this report, we use the term “us”, “we”, “our” and Eksportfinans for Eksportfinans ASA. We use the term Kommunekreditt for Eksportfinans’s subsidiary, Kommunekreditt Norge AS. The term “Company” refers to Eksportfinans and Kommunekreditt as a financial group.

Forward-looking statements
Except for historical statements and discussions, statements contained in this Form 6-K constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, and Section 21E of the U.S. Securities Act of 1934. Any other document of Eksportfinans ASA filed with the U.S. Securities and Exchange Commission may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macroeconomic growth rates and our performance relative to these growth rates. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, or “continue” or similar terms.
These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements.
You are cautioned not to put undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Actual results, performance or events may differ materially from those in such statements due to, without limitation:
•	changes in competitive conditions in any of the markets in which we operate;

•	changes in the regulatory environment in any of the markets in which we operate;

•	changes in political, social or economic conditions in any of the markets in which we operate;

•	market and interest rate fluctuations;

•	the ability of counterparties to meet their obligations to us;

•	the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;

•	political and social developments, including war, civil unrest or terrorist activity;

•	foreign exchange rates;

•	operational factors such as systems failure, human error, or the failure to properly implement procedures;

•	actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;

•	the effects of changes in laws, regulations or accounting policies or practices;

•	changing levels of competition in the geographic and business areas in which we conduct our operations;

•	the ability to retain and recruit qualified personnel; and

•	various other factors beyond our control.
For further discussion of these and other factors, see our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.
All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are qualified by these risk factors.